Exhibit (e)(1)
Excerpt from Genzyme Corporation’s Definitive Proxy Statement on Schedule 14A related to the 2010 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on April 26, 2010.
DIRECTOR COMPENSATION
for the year ended December 31, 2009

	Fees
	Earned or	Stock	Option	All Other
	Paid in	Awards	Awards	Compensation
Name	Cash ($)	($)(2)(3)	($)(2)(3)	($)	Total ($)
Douglas A. Berthiaume	104,000	146,650	194,292	—	444,942
Robert J. Bertolini(1)	3,333	117,373	144,129	—	264,835
Gail K. Boudreaux	76,500	146,650	194,292	—	417,442
Robert J. Carpenter	75,000	146,650	194,292	—	415,942
Charles L. Cooney	83,500	146,650	194,292	—	424,442
Victor J. Dzau	72,000	146,650	194,292	—	412,942
Sen. Connie Mack	81,000	146,650	194,292	—	421,942
Richard F. Syron	76,500	146,650	194,292	—	417,442

(1)	Mr. Bertolini was appointed to the board of directors on December 8, 2009. Mr. Whitworth was appointed to the board of directors on April 14, 2010.

(2)	The amounts reported for stock and option awards represent the grant date fair value of the awards. On May 21, 2009, under the automatic grant provisions of our 2007 Director Equity Plan, each non-employee director, except for Mr. Bertolini, was granted RSUs for 2,500 shares, and stock options to purchase 7,500 shares, of our stock. The RSUs have a grant date fair value, and stock options have an exercise price, of $58.66 per share, which was the closing price of our stock on the date of grant. On December 8, 2009, Mr. Bertolini was granted RSUs for 2,375 shares, and stock options to purchase 7,125 shares of our stock. Mr. Bertolini’s RSUs have a grant date fair value, and stock options have an exercise price, of $49.42 per share, which was the closing price of our stock on December 8, 2009.

The grant date fair value of the stock options granted on May 21, 2009 was $25.91 per share and the grant date fair value of the stock options granted on December 8, 2009 was $20.23 per share, which was based on the Black-Scholes option pricing model. For a discussion of the relevant assumptions we use to calculate grant date fair value, see the sections “Accounting for Stock Based Compensation” in “Note A. Summary of Significant Accounting Policies” and “Note M. Stockholders’ Equity” of the “Notes to Consolidated Financial Statements” in our 2009 Annual Report on Form 10-K.

(3)	Non-employee directors had the following aggregate stock options and RSUs outstanding as of December 31, 2009:

	Stock Options	RSUs
Douglas A. Berthiaume	95,097	2,500
Robert J. Bertolini	7,125	2,375
Gail K. Boudreaux	75,000	2,500
Robert J. Carpenter	91,505	2,500
Charles L. Cooney	64,505	2,500
Victor J. Dzau	77,587	2,500
Sen. Connie Mack	83,687	2,500
Richard F. Syron	60,000	2,500
     The outstanding stock options have an average exercise price of $58.67 per share and a remaining average life of 5.8 years.

     Henri Termeer, our only employee director, does not receive any additional compensation for his service on the board of directors. Until February 2010, non-employee directors received the following cash compensation for their service on the board and its committees:
•	an annual retainer of $40,000, paid quarterly;

•	$2,500 for each board meeting they attend;

•	$1,500 for each committee meeting they attend;

•	an annual retainer of $20,000 for service as audit committee chair, paid quarterly;

•	an annual retainer of $10,000 for service as compensation committee chair, paid quarterly; and

•	an annual retainer of $10,000 for service as nominating and corporate governance committee chair, paid quarterly.
     As part of the changes implemented to strengthen the role of our lead director, the compensation committee requested its compensation consultant prepare an analysis of lead director compensation, including at our peer companies. Following a review of this analysis, the committee recommended to the board in February 2010, and the board approved, an annual retainer of $25,000, paid quarterly, for service as lead director of the company. In addition, the committee also approved an increase from $10,000 to $20,000 to the annual retainer for service as compensation committee chair.
     Non-employee directors also receive equity awards for each year (or partial year) that they serve on our board. Stock options and RSUs are granted automatically under our 2007 Director Equity Plan on the date of each annual meeting of shareholders or, in the case of directors elected other than at an annual meeting, upon election to the board. Stock options and RSUs become fully vested on the date of the next annual shareholders meeting following the date of grant, provided the director is an active member of the board at the opening of business on that date. Each stock option grant has an exercise price equal to the closing price of the stock on the date of grant and a term of ten years. RSUs are valued on the date of grant based on the closing price of our stock. The plan provides for acceleration of all unvested awards in the event of a change in control of the company.
     For 2009, the plan provided for an annual grant to each non-employee board member of (1) stock options to purchase 7,500 shares of our stock, and (2) RSUs for 2,500 shares of our stock. In August 2009, our board of directors reduced the equity portion of director compensation to 95% of existing levels, to be consistent with similar reductions made in 2009 for the company’s senior management. Accordingly, the plan was amended to provide for an annual grant to each non-employee board member of (1) stock options to purchase 7,125 shares of our stock, and (2) RSUs for 2,375 shares of our stock.
     Under our Directors Deferred Compensation Plan, each director may choose to defer receipt of all or part of the cash compensation payable to him or her as a director until the year following the year his or her service as a director ends or until another date specified in advance by the director. The director can elect to defer compensation in exchange for a future payment of cash, stock or a combination of cash and stock. At the director’s election, the future payments may be made in either a lump sum or annual installments for a period specified by the director, up to a maximum of five years. Amounts deferred in a cash account are credited with interest on the last day of each calendar quarter at the rate paid on 90-day Treasury bills hypothetically purchased on the first day of the calendar quarter. Amounts deferred in a stock account are treated as invested in hypothetical shares of our common stock, and the hypothetical shares are credited to the director’s account on the first day of each calendar quarter based on the average closing price of our common stock for all trading days during the preceding quarter. As of December 31, 2009, five directors had accounts under the plan.

COMPENSATION DISCUSSION AND ANALYSIS
     In considering our executive compensation policies and practices, we have an obligation to balance our interest in conserving cash and minimizing shareholder dilution, with our interest in using compensation to attract, retain and motivate employees. In reconciling these competing concerns, we strive to act in the long-term best interests of the company and our shareholders. The compensation committee works directly with independent compensation consultants, and also may consult with academics and other experts from time to time to support the board’s commitment to be knowledgeable and current regarding executive compensation trends and best practices. The committee has hosted, and plans in the future to host, special meetings with the full board to educate board members on key issues in the business environment and the role those issues play in executive compensation. In 2009, the committee undertook a complete review of our executive compensation program, and determined to implement specific changes which are outlined below under “Changes to 2010 Compensation Program.” The review included design recommendations from the committee’s compensation consultant, members of senior management as well as information and feedback from investors. As part of the process, the committee also received general information and feedback from additional independent individuals with compensation expertise (Charles Tharp of the Center on Executive Compensation and Frederic Cook of Frederic W. Cook & Co., Inc.) and hosted a joint meeting with the nominating and corporate governance committee in August 2009 to review compensation trends and practices.
     Review of 2009. Our financial results did not meet our expectations for 2009 primarily because of a viral contamination in our Allston manufacturing facility in June 2009 that resulted in a temporary interruption of production of Cerezyme and Fabrazyme in the second half of 2009 and inventory shortages for these products. The production interruption, and resulting shortages of Cerezyme and Fabrazyme, had a significant impact on our results for 2009. We reported 2009 revenue of $4.5 billion, compared with $4.6 billion in 2008. Sales of Cerezyme were $793 million, compared with $1.2 billion in 2008. Sales of Fabrazyme were $431 million compared with $494 million in the previous year. However, excluding our Genetic Disease business, total revenue grew 15% for 2009. This growth reflects progress across all of our other business segments, including the successful launches of Synvisc-One and Mozobil, and the integration of oncology products we acquired from Bayer. GAAP net income in 2009 was $422.3 million, or $1.54 per diluted share, compared with $421.1 million, or $1.50 per diluted share, in 2008. We generated approximately $1.2 billion in cash from operations in 2009, and utilized this cash to invest in our global infrastructure and share repurchase program. We were able to continue to generate cash and maintain a solid balance sheet in 2009 despite the manufacturing challenges and resulting product supply interruption. The manufacturing challenges in 2009 also resulted in a 26% decline in our stock price, from $66.37 at December 31, 2008 to $49.01 at December 31, 2009.
     Our financial and stock performance in 2009 directly impacted our named executive officers’ compensation. We did not meet the operating income goal under our 2009 annual incentive program and, accordingly, no payouts were made to our named executive officers with respect to the corporate performance component under this program. Mr. Termeer requested that he not be awarded the individual component of his annual incentive bonus and, after discussing this request, the compensation committee determined not to award to Mr. Termeer any annual incentive bonus for 2009. The decline in our stock price also affected our named executive officers by lowering the value of RSUs granted to them in 2009 and prior years and also resulted in a significant number of outstanding stock options being “under water”, or having no market value, at the end of 2009. In addition, given our current business challenges and the results for 2009, Mr. Termeer requested that he not receive an increase in his base salary or cash incentive targets for 2010 and, after discussing this request, the committee determined not to increase base salary or cash incentive targets for Mr. Termeer or the other named executive officers for 2010. However, the committee adjusted Dr. Meeker’s compensation to reflect the expanded scope of his responsibilities.
     Changes to 2010 Compensation Program. In 2009, the compensation committee undertook a comprehensive review of our executive compensation program with the objective of identifying and implementing changes to ensure that our incentives reflect an appropriate balance with company performance and do not incent business practices that are reasonably likely to have a material adverse effect on the company. The committee considered input from Towers Watson, senior management, investors and others. The committee asked Towers Watson to prepare a competitive analysis and make design recommendations. Towers Watson reviewed with the committee the compensation programs of our peer group looking specifically at:

•	components of compensation;

•	performance/payout ranges;

•	financial metrics; and

•	performance measurement.
At the committee’s request, we also formed a senior management committee that included our chief financial officer, executive vice president for corporate development, chief human resources officer and senior vice president of compensation and benefits to develop compensation design alternatives, identify appropriate company performance metrics, and make recommendations to the compensation committee for our 2010 annual and long-term incentive programs. The compensation committee asked Towers Watson to evaluate the senior management committee recommendations and information provided by others and to present their independent assessment to the committee. After evaluating Towers Watson’s findings, the compensation committee decided to implement certain changes to our executive compensation program in 2010 that seek to:
•	align incentive compensation with a broader set of measures of company performance that we believe appropriately reflect the factors most important to the creation of shareholder value: revenue growth, capital efficiency/profitability, and key business objectives; and
•	provide greater transparency to our shareholders regarding executive compensation decisions.
     The details of these changes are discussed in the “2010 annual incentive program” and “2010 long-term incentive program” sections below.
     Objectives and Overview of Executive Compensation. Our objective is to make executive compensation decisions that are thoughtful, transparent and consistent with the overall goals of the organization. It is integral to our executive compensation philosophy that our compensation program aligns with shareholder interests. We pay our executives using three components: base salary, annual incentive cash awards and long-term incentive awards. We have avoided other long-term obligations such as defined benefit programs, supplemental employee retirement plans, nonqualified deferred compensation plans and retiree health benefits.
     Our perspective is long-term and our goal is to create sustained shareholder value. We operate in a complex, dynamic environment and it often takes years to achieve our goals. For example, developing a therapeutic product from concept to market can take in excess of 10 years, and many product candidates never make it to market. Acquisitions, whether of products, companies or intellectual property rights, are opportunistic in nature and need to balance short-term financial objectives with long-term opportunities to earn risk-adjusted returns in excess of our cost of capital. Building an infrastructure to accommodate future products and growth requires early investment with no guarantee of return. Our compensation program balances these growth and return on capital objectives and reflects the long product development business cycle in the healthcare industry. This approach aligns our compensation decisions with our shareholders’ interests in our achievement of sustainable business objectives and corporate performance goals.
     We also maintain a philosophy of inclusiveness by expanding our long-term equity program to include all of our employees, to encourage them to become stakeholders and invest in achieving success for the company, which helps align employee interests with our shareholders’ interests.
     Process and Philosophy for Setting Executive Compensation. We look to our named executive officer group to focus on building and creating the future of the company and expect them to make strategic decisions that move the company forward. We apply deliberate, thoughtful processes throughout the year in a continuing assessment of company and individual executive performance to guide the committee in making compensation decisions. By making compensation decisions considering both competitive market practice and our unique organization and culture, we strive to create an appropriate compensation program for our executives while recognizing shareholder interests in limiting company expenditures.
     Our expectations for our chief executive officer and other executive officers are focused on a sustainable business strategy that includes:

•	financial performance, with an emphasis on return on capital financial metrics;

•	company growth and internal product development;

•	strategic management of the complexities of a global business with a diverse and growing product portfolio and expanding the business into a number of new markets; and

•	operational business management, including development of a diverse and complex global manufacturing infrastructure, investment in strong science and research capabilities, integration of acquisitions, and development of a strong executive management team.
     Risk Considerations. The compensation committee, with the assistance of its independent compensation consultant, also has considered whether our executive compensation program creates risks that are reasonably likely to have a material adverse effect on the company and concluded that it does not. In doing so, the committee considered the company’s strategic goals and operational practices and evaluated our incentive program design to assess whether these programs foster a business environment that might drive inappropriate decision-making or behavior. While a significant portion of our executives’ compensation is performance-based, we believe several features of our program mitigate inappropriate or excessive risk-taking that could harm shareholder value: we set performance goals that we believe are reasonable and set targets with payouts at multiple levels of performance, rather than an “all or nothing” approach; we cap payout levels under our new short- and long-term incentive plans, which is consistent with market prevalent practice and does not provide disproportionate leverage for achievement of short- or long-term results; we use a mix of performance goals in our new annual and long-term incentive programs to align incentive compensation with a broad set of measures important to the creation of shareholder value; the majority of compensation is provided in long-term awards that are intended to align executives’ interests with those of our shareholders; for our new long-term incentive program, we use both time vesting stock options and performance vesting restricted stock units that have staggered vesting schedules; and as described above, the committee undertakes a continuing assessment of company and individual executive performance.
     Peer Group and Market Analysis. The compensation committee analyzes the compensation practices of a group of peer companies for comparison purposes and to gain an external perspective in preparation for setting executive salaries and short- and long-term incentive compensation. The committee looks at the data from our peer group to evaluate the appropriateness and competitiveness of our pay positioning, but does not target a certain level of compensation relative to the group. The committee reviews the compensation of our peer group regularly, which includes an analysis by Towers Watson of potential peer companies considering factors that include:
•	revenue size and growth rate;

•	research and development expense;

•	number of employees;

•	market capitalization;

•	one- and three-year total shareholder return;

•	net income;

•	similarity of core businesses to ours;

•	international presence; and

•	labor market competition.
      Following the compensation committee’s review of the Towers Watson analysis and discussions with Towers Watson and senior management personnel, the committee decides which companies are the most appropriate for our peer group. For 2009, our peer group was comprised of seven biopharmaceutical companies: Allergan, Inc., Amgen Inc., Biogen Idec Inc., Celgene Corp., Cephalon, Inc., Genentech, Inc. (acquired by F. Hoffman-La Roche, Ltd. in March 2009) and Gilead Sciences, Inc.

     For 2010, the compensation committee expanded our peer group to include three pharmaceutical companies and one medical instruments company. We note that these four companies are larger than us. We believe, however, that the inclusion of these four companies along with our traditional biotechnology peer companies is appropriate because these are the companies we consider to be our primary competitors for recruiting and retaining executive talent for similarly positioned executive positions. Our peer group for 2010 compensation analysis is comprised of ten companies: Allergan, Inc., Amgen Inc., Baxter International Inc., Biogen Idec, Inc., Bristol-Myers Squibb Company, Celgene Corp., Cephalon, Inc., Eli Lilly and Company, Gilead Sciences, Inc., and Medtronic, Inc.
     In addition to peer group analysis, each year the compensation committee considers published survey data for biotechnology, pharmaceutical and general industry companies to ensure that our executive positions are paid appropriately relative to the broader market. These surveys help the committee to match our incumbent executives to comparable market positions, when data is available, by looking at scope of responsibilities for various positions as well as internal comparisons. Specifically, for each executive officer position, the committee reviews competitive levels of base salary, annual incentive awards and equity incentive grants to supplement the data gathered from our peer companies listed above.
     Annual Incentive Program. The compensation committee establishes annual cash incentive opportunities for our executive officers. The incentives include a corporate component, an individual component and for executive officers who have responsibility for a business division, a division component. The corporate component is intended to link compensation to the company’s performance relative to financial targets established by the committee. The individual component allows the committee to reward an executive officer based on an assessment of how well the officer performed his or her role during the applicable year.
     2009 annual incentive program. For 2009, the corporate component was based on the achievement of an operating income goal of approximately $1.4 billion and was payable based on achievement of at least 86% of this operating income goal. Because this threshold was not met, the corporate component was not paid to our executive officers, or to any employee, for 2009. The division component was based on division operating income and was awarded for those business units that met their respective division operating income targets. The individual component of the bonus was paid at the discretion of the committee. In 2009, the relative weight assigned to the corporate component for our chief executive officer was 60% and the weight assigned to the individual component was 40%. The relative weight assigned to the corporate component for our other named executive officers was 80% and the weight assigned to the individual component was 20%.
     2010 annual incentive program. The re-design of our short-term incentive program is intended to:
•	encourage behavior measured in the short-term that will contribute to growth and return on capital objectives over the next three to five years, focusing on both short-term financial metrics and key business objectives;

•	create incentives for building sustainable growth and return on capital without inappropriate risk taking;

•	utilize metrics that are transparent to both shareholders and participants; and

•	align performance and payment ranges with competitive positioning.
     For 2010, the compensation committee has changed the metrics used for the corporate component of the annual incentive program and the relative weighting of corporate and individual performance. These metrics are:
•	corporate revenue;

•	cash flow return on invested capital; and

•	key business objectives:

•	to materially recover from the manufacturing issues that affected our Genetic Diseases business and implement measures for sustaining operations for this business,

•	advance our product pipeline, and

•	renew the organization through new hires for certain senior positions and progressing our “business excellence initiatives.”
     These metrics were chosen because we believe they provide a balance of short-term performance with strategic long-term focus on building shareholder value. Revenue is a common measure used by many companies to align pay and performance. Cash flow return on invested capital provides balance as it encourages our executives to concentrate on achieving profitable growth while paying appropriate attention to expense management and capital investment, important for both the short- and long-term. The business objectives are important for achieving long-term sustainable and profitable growth. For executive officers who have responsibilities for a business division, their goals will be comprised of the corporate component plus a separate division component based on division operating income.
     For all executive officers, the relative weight assigned to individual performance is 20% under our new program and is awarded based on the committee’s subjective review of an officer’s performance during the applicable year. For our executive officers who do not have a business division component, the corporate component is 80% of the bonus target and is comprised of the following:
•	40% corporate revenue;

•	20% cash flow return on invested capital; and

•	20% key business objectives.
     For executive officers who have a division component, the corporate component is 65% of the total bonus target and the division component is 15% and is weighted as follows:
•	35% corporate revenue;

•	15% cash flow return on invested capital;

•	15% key business objectives; and

•	15% division operating income.
The performance and payout ranges for our 2010 metrics are:

	Performance range	Payout range
Revenue	90% — 115%	30% — 200%
Cash flow return on invested capital	90% — 115%	50% — 200%
Division operating income	set on a division by division basis	50% — 180%
     The achievement of performance and payout for the key business objectives will be determined by the committee based on its review of the company’s performance in 2010.
     Cash flow return on invested capital will be calculated by dividing “adjusted cash profits” by the two-year average “adjusted invested capital.”
     Adjusted cash profits equals GAAP net income excluding (i) acquisition-related one time events (net of tax) and (ii) non-operating income or expense (net of tax), with the following added back: (a) R&D expense, (b) lease expense, (c) depreciation expense, (d) amortization expense (net of tax) and (e) investment income (net of tax).
     Adjusted invested capital equals total assets less (i) non-interest-bearing liabilities and (ii) non-operating items (such as deferred taxes), with the following added back: (a) capitalized R&D (net of amortization), (b) capitalized operating leases, (c) accumulated depreciation and (d) accumulated intangible amortization.

     Long-Term Incentive Program. From 2007 through 2009, our long-term incentive program for executive officers was comprised of equity awards in the form of time vesting stock options and time vesting RSUs. Beginning with 2010, the equity vehicles for our long-term incentive program for executive officers will be a combination of (1) time vesting stock options and (2) performance vesting awards, comprised of RSUs and cash, as described below.
     Use of Equity. Our shareholders expect us to create value, and that value is ultimately reflected in our stock price. Our equity compensation awards are designed to address shareholder interests by providing our executive officers (and other employees) appropriate long-term incentives to motivate and retain them in a future-oriented, research and development-based environment such as ours. Equity awards are the most significant components of our named executive officers’ compensation packages. To utilize equity compensation responsibly and maintain competitiveness, the compensation committee establishes guidelines to limit the total number of equity awards that may be granted in a program year to a stated percentage of shares outstanding. The objective of this philosophy is to manage the potential dilutive impact of the program to shareholders while continuing to provide broad-based equity awards. Each year we evaluate and adapt our program to address the challenges of an increasing employee population and the limited availability of equity reserves. Since 2007, we have used a combination of time vesting stock option and time vesting RSU awards. This approach helps manage dilution and allows us to deliver an equity component of total compensation that both continues to hold value and rewards for increased market value.
     Equity guidelines and timing. We award equity under four programs: a new hire grant program, a general grant program, an executive grant program and a recognition grant program. Each year, the compensation committee establishes guidelines and reviews our philosophy for granting equity under each program to determine appropriate and competitive grant levels. We have established processes in place for approving, dating and pricing awards for each of our equity programs to ensure that awards are not back-dated. Each year the committee evaluates the use of equity as a compensation tool, considering employee eligibility and past award practice, and sets a budget to manage its use.
     Our general grant program is our largest equity program and is comprised of broad-based equity grants to executive officers and employees. Such grants have covered approximately 89% of the shares granted during the calendar year for the past five years. The compensation committee has historically planned these grants to occur on the date of the annual shareholders meeting. Our bylaws call for the annual meeting to be held on the fourth Thursday of May or as otherwise determined by the board. The date of these annual meetings is set months in advance as part of the normal scheduling process for the board and its committees. This grant is not timed to coincide with the release of any material non-public information. The exercise price of the stock option grant is pre-approved by the committee and set as the closing price of our stock on the date of the grant.
     For our general grant in 2009, awards were comprised of either a combination of time vesting stock options and time vesting RSUs or just time vesting RSUs. Combination awards were granted 50% in time vesting stock options and 50% in time vesting RSUs, applying a 3:1 ratio such that one RSU was awarded for every three stock options. RSU awards were determined under the same formula as the combination awards.
     Without sustained growth and positive stock price performance, our executives carry the risk that they will not be able to realize gains from the stock option component of their equity-based awards. The compensation committee does not consider realized gains from prior stock option or RSU awards in its compensation decisions for either cash or equity, as such awards recognize past achievement. While we encourage share ownership through this program, we do not have a formal share ownership policy. Historically, on average, our named executive officers wait more than six years before exercising stock options. In addition, we do not have a specific policy regarding hedging the economic risk of share ownership, but advise our executive officers about the potential for violations under the short-sale rules of the Exchange Act.
     2010 long-term incentive program. Beginning in 2010, our long-term incentive program for executive officers will include a combination of (1) performance vesting awards, tied to the achievement of pre-established performance goals over a three-year performance period, and (2) time vesting stock options. Approximately half the grant will be made in time vesting stock options with the remainder in performance vesting RSUs. The number of RSUs is determined by applying a 3:1 ratio such that one RSU is awarded for every three stock options.

     For the 2010-2012 performance period, the performance metrics are:
•	relative total shareholder return (TSR) measured against the performance of a subset of biotechnology peer companies (currently 28 companies) in the S&P 500 Health Care Index; and

•	cash flow return on invested capital.
     Each metric is weighted equally. For both metrics, performance between the threshold level and the target level will be awarded in performance vesting RSUs. The RSUs will be paid out in shares of our stock at the end of the three-year period if performance between the threshold level and target level is achieved. If performance above the target level is achieved, the portion of the award above the target level will be paid out in cash up to a predetermined maximum cash award. Since it is possible that performance-based RSUs may not pay out at all, it is completely “at risk” compensation.
     In January 2010, the compensation committee approved a range for the three-year cash flow return on invested capital metric of 85% to 115%. For performance between 85% and 100% of the cash flow return on invested capital target, the payout range is 50% to 100% of the senior executive’s target RSU award. Performance between 101% and 115% of the cash flow return on invested capital target will result in a cash payment that will be awarded based on performance achieved between target and maximum levels, up to a predetermined maximum. The committee also approved the following performance levels for relative TSR:

Performance Level	Percentile Rank
Threshold	40th
Target	65th
Maximum	75th
     For performance between the relative TSR threshold and target levels, the payout range is 35% to 100% of the senior executive’s target RSU award. Relative TSR performance between the target and maximum levels will result in a cash payment that will be awarded based on performance achieved between target and maximum levels, up to a predetermined maximum.
     If a participating senior executive’s employment is terminated before the end of the performance period because of death, disability or retirement, payment of the performance vesting award will be pro-rated to the date of termination based upon the company’s actual achievement of performance levels at the end of the performance period. Upon a change in control, payment of a performance vesting award will be paid out at the target performance level and pro-rated to the date of the change of control.
     Mr. Termeer’s 2009 compensation. At its meeting in December 2008, the compensation committee set base salary and target incentive cash compensation levels for 2009 for Mr. Termeer, our president and chief executive officer. In setting compensation for Mr. Termeer, the committee considered cash compensation levels of CEOs in our peer group, survey data provided by Towers Watson, and the company’s performance over the past year. The committee also considered secondary factors, including our financial performance prior to 2009 and Mr. Termeer’s cash and equity compensation during the past 10 years. In setting his salary and target cash incentive for 2009, the committee increased Mr. Termeer’s overall cash compensation for 2009, both salary and target incentive compensation, by 8.7% to $3,779,960.
     In setting Mr. Termeer’s cash compensation for 2009, the committee considered our strong 2008 financial performance and the following aspects of our performance in 2008:
Product Growth
•	The approval of Mozobil in the United States for stem cell mobilization and continued progress of multiple products in clinical trials;

•	Entry into a collaboration with Isis Pharmaceuticals, Inc. under which we acquired the exclusive, worldwide rights to develop mipomersen, potentially responding to the unmet medical need for treatments for severe hypercholesterolemia;

•	Management of the integration of prior transactions such as the acquisition of Bioenvision;

•	Formation of a partnership with PTC Therapeutics to provide the company with international rights to PTC124, a promising potential treatment for cystic fibrosis; and

•	Formation of a partnership with Osiris Therapeutics to provide the company with rights outside the United States and Canada to Prochymal and Chondrogen, late-stage adult stem cell treatments with potential to address treatment of a wide range of diseases such as Crohn’s disease, type 1 diabetes, acute myocardial infarction, and osteoarthritis of the knee.
Operational Management
•	Reorganization of key commercial businesses in an effort to strengthen the long-term sustainability of the company;

•	Expansion of the scope and responsibilities of the portfolio management committee to prioritize R&D initiatives; and

•	Recognition of Genzyme by Science Magazine as the third best science organization in the world at which to work.
     The compensation committee believes that an emphasis on cash incentive compensation tied to corporate performance is appropriate for a chief executive officer. The committee discussed the alignment of a pay-for-performance philosophy whereby the total annual cash increase is weighted more heavily toward pay considered to be “at risk”. Accordingly, Mr. Termeer’s level of short-term incentive compensation reflects our pay-for-performance philosophy under which his target annual incentive cash compensation makes up more than half of his potential total cash compensation. The committee set Mr. Termeer’s base salary at $1,643,460 and his cash incentive target at $2,136,500. Of this amount, approximately 60%, or $1,281,900 was tied to corporate financial performance and 40%, or $854,600 was tied to Mr. Termeer’s individual performance. As described above, we did not meet the operating income goal established under the 2009 annual incentive program. Accordingly, no amounts were payable to Mr. Termeer based on corporate financial performance. In February 2010, Mr. Termeer requested that he not be awarded the individual component of his annual incentive bonus for 2009 in recognition of the manufacturing challenges we faced in 2009. The committee discussed Mr. Termeer’s request and concluded that no annual incentive bonus would be awarded to Mr. Termeer for 2009.
     In May 2009, the compensation committee awarded an equity grant to Mr. Termeer comprised of stock options and RSUs. The committee believes it is appropriate for equity awards to comprise a significant portion of Mr. Termeer’s total compensation. The committee referenced CEO equity data from the company’s peer group provided by Towers Watson to guide its decisions. The committee reviewed Mr. Termeer’s performance and the long-range performance and growth of the company, noting the key performance measures from 2008 considered in setting Mr. Termeer’s cash compensation discussed above.
As a result of its analysis, the compensation committee decided, given the economic recession and to better align value with changed economic conditions, to reduce the number of shares in Mr. Termeer’s 2009 award to 95% of his 2008 award, notwithstanding Mr. Termeer’s contributions to the company’s financial and business achievements in 2008. Accordingly, the committee granted Mr. Termeer stock options to purchase 190,000 shares of our common stock and RSUs for 63,650 shares. This resulted in a decrease in value, at the time of grant, of 11% from his 2008 award.
     The following table summarizes the components of 2009 compensation decisions approved by the committee as a percentage of total compensation for Mr. Termeer:

	2009 ($)	% of Total
	(approved)	Compensation
Base salary	1,643,460	14%
Target annual cash incentive
corporate performance	1,281,900
individual performance	854,600

Total target annual cash incentive(1)	2,136,500	19%

Total target cash compensation	3,779,960	33%
Value of equity awards(2)
stock options	3,944,780	34%
RSUs	3,733,709	33%

Total equity value	7,678,489	67%
Total compensation	11,458,449	100%

(1)	None of the target annual cash incentive was paid to Mr. Termeer for 2009. Total compensation paid to Mr. Termeer for 2009 is discussed on pages 37-38 of this proxy statement.

(2)	Based on grant date fair value, discussed on pages 38-39 of this proxy statement.
     2009 compensation for named executive officers, other than Mr. Termeer. To determine compensation for our other named executive officers in 2009, the compensation committee reviewed the compensation data of our peer group, as well as survey data provided by the committee’s compensation consultant. The committee’s objective is to ensure that total compensation for our named executive officers is appropriate and reflects the individual performance of each executive.
     The approach to compensation for our named executive officers also reflects our non-hierarchical management structure. We employ a relatively flat management structure compared with the more traditional multi-tiered management structures employed by many other companies. Our executive officers make up an operating committee that includes business, legal, medical and scientific officers. This operating committee meets regularly to discuss the ongoing management of the company as well as strategic planning for the company’s development and future growth. They have an integral role in helping Mr. Termeer chart the future of the company. Cash and equity compensation for members of the operating committee falls within relatively narrow ranges, reflecting the flat management layer directly below the CEO. Due to the way the operating committee operates, the differential between the compensation levels for our named executive officers and the compensation for Mr. Termeer is greater than that seen in the more traditional hierarchical compensation structures employed by many other companies.
     For the named executive officers other than himself, Mr. Termeer discusses with the compensation committee each officer’s individual performance and his recommendation for base salary increases and target annual cash incentive compensation amounts. Because the named executive officers are responsible for implementing our strategic direction, Mr. Termeer’s recommendations focus on sustainable, strategic decision-making capabilities for each individual relative to the company as a whole and each individual’s areas of responsibility. Mr. Termeer’s recommendations for 2009 included an emphasis on target incentive compensation to reflect our pay-for-performance structure. The committee also reviews a two-year history of cash compensation for each named executive officer. The committee reviews Mr. Termeer’s recommendations and makes its cash compensation decisions based on each officer’s performance, its assessment of that individual’s performance relative to the group and each officer’s compensation in light of competitive market information. At its December 2008 meeting, the committee approved 2009 base salary increases ranging from 3.0 — 4.3%, excluding Dr. Meeker, for the named executive officers other than Mr. Termeer. The committee approved an increase of 11.8% for Dr. Meeker, to recognize his additional responsibilities as a key leader in managing business operations since becoming an executive officer in May 2008.
     A significant portion of executive compensation consists of annual cash incentive awards. The annual cash incentive targets for 2009 were tied to both corporate performance and performance in individual areas of responsibility. To reflect an emphasis on pay-for-performance, 80% of the annual cash incentive target for the named executive officers, other than Mr. Termeer, was tied to corporate financial performance. As described above, we did not meet the operating income goal established under the 2009 annual incentive program. Accordingly, no amounts were payable to our named executive officers based on corporate financial performance. In February 2010, Mr. Termeer made recommendations to the committee for the individual performance component of each named executive officer’s annual incentive, except for Mr. Collier, based on his evaluation of each officer’s performance during 2009. Consideration was given to the individual’s leadership, their management of their respective complex and dynamic areas, and their individual contributions to the company during a very challenging year. Dr. Meeker was awarded 97%, and Messrs. Wyzga and Smith were each awarded 100%, of his individual performance component. Mr. Wirth was awarded 105% of his individual component to recognize his strong leadership on corporate governance matters. Mr. Collier had resigned as an officer effective October 1, 2009, and therefore was no longer a participant in our senior executive annual incentive program when award decisions were made in February 2010.
     In May 2009, to determine the number of options and RSUs to grant to each named executive officer, the committee considered:
•	Mr. Termeer’s recommendations regarding each named executive officer’s performance in 2008 and assessment of the officer’s long-term potential at Genzyme;

•	equity grant data from our peer group;

•	survey data of long-term incentive practices prepared by Towers Watson; and

•	our equity granting history for the last three years.
The committee approved equity awards of 42,750 stock options and 14,250 RSUs for each of our named executive officers, other than Mr. Termeer. The committee concluded that providing a grant at 95% of the number of stock options and restricted stock units as was granted in 2008 would be both appropriate and competitive with our peer group. Consistent with the adjustment made to Mr. Termeer’s awards, these awards had a decrease in value of 11% from 2008 awards.
     The following table summarizes the components of 2009 compensation decisions approved by the committee as a percentage of total compensation for the named executive officers other than Mr. Termeer listed in the “Summary Compensation Table” on page 37 of this proxy statement:

	Mr. Wyzga		Mr. Collier		Dr. Meeker		Mr. Smith		Mr. Wirth
Base salary	532,000	19%	575,000	21%	475,000	18%	511,000	19%	760,000	25%
Target annual cash incentive
corporate performance	405,000		405,000		405,000		405,000		405,000
individual performance	100,000		100,000		100,000		100,000		100,000

Total target cash incentive(1)	505,000	18%	505,000	18%	505,000	19%	505,000	18%	505,000	17%

Total target cash compensation	1,037,000	37%	1,080,000	39%	980,000	37%	1,016,000	37%	1,265,000	42%
Value of equity awards(2)	1,723,481	63%	1,723,481	61%	1,723,481	63%	1,723,481	63%	1,723,481	58%

Total compensation	2,760,481	100%	2,803,481	100%	2,703,481	100%	2,739,481	100%	2,988,481	100%

(1)	None of the target corporate performance component listed above was paid for 2009. Total compensation paid to the named executive officers for 2009 is discussed on page 37 of this proxy statement.

(2)	Based on grant date fair value, discussed on pages 38-39 of this proxy statement.
     Executive Employment Agreements. Messrs. Termeer and Wirth each have an initial three-year employment agreement that automatically extends by one year each December 31 unless written notice of non-renewal is given. Each agreement provides that the board, or a duly appointed committee of the board, shall set salary annually, and that such base salary shall not be lower than the base salary for the preceding calendar year. Both agreements provide:
•	certain life and disability insurance benefits;

•	eligibility to participate in the company’s annual cash incentive plan;

•	eligibility to participate in the company’s equity incentive plans;

•	certain payments and benefits for termination without cause, with or without a change in control event, or termination by the executive for good reason following a change in control;

•	accelerated vesting of equity awards in the event of termination without a change in control event without cause, or due to death or disability; and

•	confidentiality, non-competition and ownership of inventions provisions.
     Executive Severance Agreements. The committee believes that it is in the best interests of the company and its shareholders to ensure the continued dedication of our executive officers should the company be in the situation of facing a change in control. Such a situation would require our executive officers to remain highly focused and attentive to managing the operations of the company. The financial security provided by severance benefits can mitigate the inevitable distractions created by the personal uncertainties and risks created by a pending or threatened change in control.
     Other than Messrs. Termeer and Wirth, whose severance arrangements are included in their employment agreements and described above, we have severance agreements with all of our executive officers, including our named executive officers. These agreements have an initial one-year term and renew automatically each December 31 for an additional one-year period, unless written notice of non-renewal is given. Under these agreements, payments will be made following a change in control upon the involuntary termination of the named executive officer’s employment by us without cause or by the named executive officer for good reason.
     For a more complete description and quantification of benefits payable to our named executive officers upon and following termination of employment see “Potential Payments Upon Termination or Change in Control” on pages 44-46.
     None of the employment or severance agreements provide for tax gross-up payments, which allows us to avoid the often significant costs that could be involved in gross-up payments related to a change in control. None of the employment or severance agreements contain any clawback provisions.
     Tax deduction limits on executive compensation. Section 162(m) of the Code generally does not permit Genzyme a federal income tax deduction for taxable year compensation in excess of $1,000,000 paid to each of our chief executive officer and our three other highest paid executive officers excluding the chief financial officer. Certain performance-based compensation that is awarded under a plan, the material terms of which have been approved by shareholders, is exempt from the deduction limit. Although the 2009 salary and annual cash incentive awards paid to our named executive officers do not qualify for the performance-based compensation exemption, our shareholders have approved the 2001 and 2004 Equity Incentive Plans, which are designed to allow us to deduct the compensation expense related to stock options granted to our named executive officers under those plans. We have in the past and may in the future award compensation that is not fully deductible under Section 162(m).
     This compensation discussion and analysis is intended to provide an overview and analysis of the policies and decisions made for executive compensation. We believe the decisions of the compensation committee and the company follow a deliberate and thoughtful process and are aligned with both the short- and long-term objectives of the corporation and its shareholders. The following tables and disclosures are intended to support and augment this discussion.

SUMMARY COMPENSATION TABLE
for the year ended December 31, 2009

					Non-Equity
					Incentive
			Stock	Option	Plan	All Other
		Salary	Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)(1)	($)(2)	($)(2)	($)	($)(3)(4)(6)	($)
Henri A. Termeer	2009	1,704,725	3,733,709	3,944,780	0	124,189	9,507,403
Chief Executive	2008	1,578,514	4,588,160	4,454,400	1,962,725	115,502	12,699,301
Officer	2007	1,503,620	4,164,720	4,640,360	2,142,000	105,773	12,556,473

Michael S. Wyzga	2009	551,785	835,905	887,576	100,000	14,256	2,389,522
Executive Vice	2008	509,538	1,027,200	1,002,240	489,500	13,347	3,041,825
President; Chief Financial	2007	489,577	932,400	1,044,081	560,000	11,230	3,037,288
Officer

Earl M. Collier, Jr.	2009	507,688	835,905	887,576	80,750	14,700	2,326,619
Senior Advisor(5)	2008	557,515	1,027,200	1,002,240	489,500	13,800	3,090,255
	2007	536,577	932,400	1,044,081	555,000	11,250	3,079,308

David P. Meeker, M.D.	2009	491,731	835,905	887,576	96,880	9,985	2,322,077
Executive Vice	2008	424,308	1,027,200	1,002,240	450,803	9,643	2,914,194
President	2007	394,327	502,439	562,644	456,750	7,938	1,924,098

Sandford D. Smith	2009	530,008	835,905	887,576	100,000	14,700	2,368,189
Executive Vice	2008	489,538	1,027,200	1,002,240	489,500	13,800	3,022,278
President	2007	469,654	932,400	1,044,081	555,000	11,250	3,012,385

Peter Wirth	2009	788,462	835,905	887,576	105,000	16,611	2,633,554
Executive Vice	2008	734,331	1,027,200	1,002,240	489,500	15,711	3,268,982
President	2007	705,423	932,400	1,044,081	560,000	13,161	3,255,065

(1)	Salaries paid for 2009 reflect one extra pay period that was not determined until the end of 2009.

(2)	We are required to account for equity awards at fair value. The RSUs granted on May 21, 2009 had a grant date fair market value of $58.66 per share which was the closing price of our stock on that date. The value of option awards was determined using the Black-Scholes option valuation model, which estimates the value of an equity award using subjective assumptions which can vary over time. Valuation information regarding the 2009 option awards can be found following the “Grants of Plan-Based Awards” table on pages 38-39. For a more complete discussion of the relevant assumptions we use to calculate the grant date fair value of option awards, see the section “Accounting for Stock-Based Compensation” in “Note A. Summary of Significant Accounting Policies” and “Note M. Stockholders’ Equity” of the “Notes To Consolidated Financial Statements” in our 2009 Annual Report on Form 10-K.

(3)	All other compensation above includes company contributions made under our retirement savings plan, a 401(k) plan.

(4)	For security purposes we provide a driver to Mr. Termeer for commuting to and from work and work-related events. The cost to the company of providing this benefit to Mr. Termeer was $81,386 for 2009, $73,599 for 2008 and $66,420 for 2007 and is included in “All Other Compensation” for Mr. Termeer. This cost is based on the driver’s salary plus vehicle expenses, including gas, mileage, and vehicle lease expense.

(5)	Mr. Collier resigned as executive vice president as of October 1, 2009. He received an individual bonus for 2009 based on his inclusion in the general corporate bonus program.

(6)	All other compensation for Mr. Termeer for 2009, 2008 and 2007 includes insurance premiums totaling $28,103 in each year that we paid for life and disability insurance benefits. For Mr. Wirth, all other compensation includes insurance premiums of $1,911 for 2009, 2008 and 2007 that we paid for life insurance benefits. We have provided these insurance policies to ensure Messrs. Termeer and Wirth receive a similar level of benefit as is provided in our group plans, as their calculated benefits under our group plans exceed the maximum limits.
GRANTS OF PLAN-BASED AWARDS
for the year ended December 31, 2009

						All Other	All Other
						Stock	Option		Grant
						Awards:	Awards:	Exercise	Date Fair
						Number of	Number of	or Base	Value of
			Estimated Future Payouts Under			Shares of	Securities	Price of	Stock and
	Approval	Grant	Non-Equity Incentive Plan Awards(1)			Stock or	Underlying	Option	Option
Name	Date	Date	Threshhold ($)	Target ($)	Maximum ($)	Units (#)	Options (#)	Awards ($/Sh)	Awards ($)
Henri A. Termeer		N/A	0	2,136,500	3,204,750
	5/20/09	5/21/09				63,650			3,733,709
	5/20/09	5/21/09					190,000	$58.66	3,944,780
Michael S. Wyzga		N/A	0	505,000	757,500
	5/20/09	5/21/09				14,250			835,905
	5/20,09	5/21/09					42,750	$58.66	887,576
Earl M. Collier, Jr.		N/A	0	505,000	757,500
	5/20/09	5/21/09				14,250			835,905
	5/20/09	5/21/09					42,750	$58.66	887,576
David P. Meeker		N/A	0	505,000	757,500
	5/20/09	5/21/09				14,250			835,905
	5/20/09	5/21/09					42,750	$58.66	887,576
Sandford D. Smith		N/A	0	505,000	757,500
	5/20/09	5/21/09				14,250			835,905
	5/20/09	5/21/09					42,750	$58.66	887,576
Peter Wirth		N/A	0	505,000	757,500
	5/20/09	5/21/09				14,250			835,905
	5/20/09	5/21/09					42,750	$58.66	887,576

(1)	Represents target payout under our annual cash incentive plan for 2009. Actual amounts paid in February 2010 are included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table on page 37. The maximum amounts assume a payout of 150% of the corporate component of the named executive officer’s annual cash incentive. The annual cash incentive program is described in the “Compensation Discussion and Analysis” on page 28.
     On May 21, 2009, stock options and RSUs were granted to the named executive officers at the same time that stock options and RSUs were granted to all qualified, eligible employees of the company. Stock option awards to Mr. Wyzga were made under the 2001 Equity Incentive Plan. All other awards were made under the 2004 Equity Incentive Plan. The awards were approved by our compensation committee at a meeting held on May 20, 2009. The stock options have an exercise price of $58.66 per share, which was the closing price of our stock on May 21, 2009, the date of grant. The options have a ten-year term and vest 20% on the date of grant with an additional 20% vesting annually over the next four years on the anniversary of the date of grant. For Messrs. Wyzga, Wirth and Dr. Meeker, RSUs vest 100% on the third anniversary of the date of grant. RSUs for Messrs. Termeer, Collier and Smith vest in one-third increments annually on each of the next three anniversaries of the date of grant because these officers have reached “retirement eligibility” under our long-term compensation program. Retirement eligibility is defined as reaching age 60 and having completed five years of service with the company.
     The grant date fair value of the stock options granted in 2009 was $20.76 per share, which was based on the Black-Scholes option pricing model. The grant date fair value of the RSUs granted in 2009 was $58.66 per share, which was the closing price of our stock on the date of grant. We incorporate our discussion of the relevant assumptions we use to calculate the grant date fair value of equity awards into this section by reference from the section “Accounting for Stock-Based Compensation” in “Note A. Summary of Significant Accounting Policies” and “Note M. Stockholders’ Equity” of the “Notes To Consolidated Financial Statements” in our 2009 Annual Report on Form 10-K.
     The stock option awards for the named executive officers include vesting acceleration in the event of termination as a result of disability or death, or upon a change in control of the company. The RSU awards for Messrs. Termeer and Wirth include vesting acceleration in the event of termination as a result of disability or death, or upon a change in control of the company. The RSU awards for the other named executive officers, however, include vesting acceleration in the event of termination as a result of death or upon a change in control of the company, but not for disability. Stock options and RSUs for Messrs. Termeer and Wirth also will automatically vest if employment is terminated by the company without cause prior to a change in control.
     For stock option awards, in the event of termination as a result of disability or death, the named executive officers, or their beneficiaries, will have one year to exercise vested options unless the options otherwise would expire under their stated terms. In addition, if the named executive officer has reached retirement eligibility (as defined above) with the company, at termination of employment for any reason other than cause, vesting of stock options will be accelerated and the executive officer will have three years to exercise the options unless they otherwise would expire under their stated terms. This retirement eligibility provision does not apply to options granted before December 1, 2003. The named executive officers do not have any acceleration of vesting provision relating to retirement eligibility for RSU awards. Nonstatutory options for the named executive officers are transferable to defined family members.
     If a named executive officer leaves his employment with us for any reason other than death, disability, retirement (as described above), following a change in control, or for cause, he may exercise vested options for a period of 90 days from the date of termination. Unvested options will be cancelled as of the date of termination.
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
for the year ended December 31, 2009

	Option Awards				Stock Awards
	Number of	Number of			Number	Market Value
	Securities	Securities			of Shares	of Shares or
	Underlying	Underlying			or Units	Units of
	Unexercised	Unexercised	Option	Option	of Stock	Stock
	Options (#)	Options (#)	Exercise	Expiration	That Have	That Have
Name	Exercisable(1)	Unexercisable(1)(2)	Price ($)	Date	Not Vested(#)(3)	Not Vested($)(4)
Henri A. Termeer	200,000		26.50	5/25/2010	175,317	8,592,286
	8,421		226.83	5/25/2010
	12,362		126.59	5/31/2011
	5,614		274.31	5/31/2011
	500,000		53.47	5/31/2011
	600,000		32.52	5/30/2012
	6,181		85.74	5/30/2012
	7,017		41.50	5/30/2012
	475,000		46.24	5/29/2013
	460,000		43.90	5/27/2014
	425,000		62.98	5/26/2015
	320,000	80,000	58.50	5/25/2016
	120,000	80,000	62.16	5/24/2017
	80,000	120,000	68.48	5/22/2018
	38,000	152,000	58.66	5/21/2019

	Option Awards				Stock Awards
	Number of	Number of			Number	Market Value
	Securities	Securities			of Shares	of Shares
	Underlying	Underlying			or Units	or Units
	Unexercised	Unexercised	Option	Option	of Stock	of Stock
	Options (#)	Options (#)	Exercise	Expiration	That Have	That Have
Name	Exercisable(1)	Unexercisable(1)(2)	Price ($)	Date	Not Vested(#)(3)	Not Vested($)(4)
Michael S. Wyzga	343		226.75	5/25/2010	44,250	2,168,693
	592		135.25	2/9/2011
	791		126.59	5/31/2011
	505		274.31	5/31/2011
	954		85.74	5/30/2012
	90,000		46.24	5/29/2013
	81,000		43.90	5/27/2014
	69,000		62.98	5/26/2015
	55,200	13,800	58.50	5/25/2016
	27,000	18,000	62.16	5/24/2017
	18,000	27,000	68.48	5/22/2018
	8,550	34,200	58.66	5/21/2019

	Option Awards				Stock Awards
	Number of	Number of			Number	Market Value
	Securities	Securities			of Shares	of Shares or
	Underlying	Underlying			or Units	Units of
	Unexercised	Unexercised	Option	Option	of Stock	Stock
	Options (#)	Options (#)	Exercise	Expiration	That Have	That Have
Name	Exercisable(1)	Unexercisable(1)(2)	Price ($)	Date	Not Vested(#)(3)	Not Vested($)(4)
Earl M. Collier, Jr.	4,373		26.50	5/25/2010	39,250	1,923,643
	479		226.75	5/25/2010
	4,945		135.25	2/9/2011
	21,000		53.47	5/31/2011
	505		274.31	5/31/2011
	3,115		126.59	5/31/2011
	651		41.50	5/30/2012
	3,708		85.74	5/30/2012
	36,820		32.52	5/30/2012
	69,000		62.98	5/26/2015
	55,200	13,800	58.50	5/25/2016
	27,000	18,000	62.16	5/24/2017
	18,000	27,000	68.48	5/22/2018
	8,550	34,200	58.66	5/21/2019

	Option Awards				Stock Awards
	Number of	Number of			Number	Market Value
	Securities	Securities			of Shares	of Shares or
	Underlying	Underlying			or Units	Units of
	Unexercised	Unexercised	Option	Option	of Stock	Stock
	Options (#)	Options (#)	Exercise	Expiration	That Have	That Have
Name	Exercisable(1)	Unexercisable(1)(2)	Price ($)	Date	Not Vested(#)(3)	Not Vested($)(4)
David P. Meeker	16,488		26.50	5/25/2010	37,333	1,829,690
	169		135.25	2/9/2011
	20,000		50.02	4/16/2011
	29,080		53.47	5/31/2011
	20,630		32.52	5/30/2012
	4,000		27.46	6/12/2012
	15,000		30.57	3/6/2013
	22,500		46.24	5/29/2013
	41,000		43.90	5/27/2014
	35,000		62.98	5/26/2015
	38,800	9,700	58.50	5/25/2016
	14,550	9,700	62.16	5/24/2017
	18,000	27,000	68.48	5/22/2018
	8,550	34,200	58.66	5/21/2019

	Option Awards				Stock Awards
	Number of	Number of			Number	Market Value
	Securities	Securities			of Shares	of Shares or
	Underlying	Underlying			or Units	Units of
	Unexercised	Unexercised	Option	Option	of Stock	Stock
	Options (#)	Options (#)	Exercise	Expiration	That Have	That Have
Name	Exercisable(1)	Unexercisable(1)(2)	Price ($)	Date	Not Vested(#)(3)	Not Vested($)(4)
Sandford D. Smith	407		226.75	5/25/2010	39,250	1,923,643
	351		135.25	2/9/2011
	14,700		53.47	5/31/2011
	308		274.31	5/31/2011
	370		126.59	5/31/2011
	241		41.50	5/30/2012
	791		85.74	5/30/2012
	9,000		46.24	5/29/2013
	22,800		43.90	5/27/2014
	48,500		62.98	5/26/2015
	55,200	13,800	58.50	5/25/2016
	27,000	18,000	62.16	5/24/2017
	18,000	27,000	68.46	5/22/2018
	8,550	34,200	58.66	5/21/2019

	Option Awards				Stock Awards
	Number of	Number of			Number	Market Value
	Securities	Securities			of Shares	of Shares or
	Underlying	Underlying			or Units	Units of
	Unexercised	Unexercised	Option	Option	of Stock	Stock
	Options (#)	Options (#)	Exercise	Expiration	That Have	That Have
Name	Exercisable(1)	Unexercisable(1)(2)	Price ($)	Date	Not Vested(#)(3)	Not Vested ($)(4)
Peter Wirth	48,216		26.50	5/25/2010	44,250	2,168,693
	1,208		226.75	5/25/2010
	520		135.25	2/9/2011
	1,571		274.31	5/31/2011
	642		126.59	5/31/2011
	62,000		53.47	5/31/2011
	2,245		41.50	5/30/2012
	185,300		32.52	5/30/2012
	1,468		85.74	5/30/2012
	90,000		46.24	5/29/2013
	81,000		43.90	5/27/2014
	69,000		62.98	2/26/2015
	55,200	13,800	58.50	5/25/2016
	27,000	18,000	62.16	5/24/2017
	18,000	27,000	68.48	5/22/2018
	8,550	34,200	58.66	5/21/2019

(1)	Includes stock options originally granted in our Biosurgery and Molecular Oncology tracking stocks which were converted into stock options for Genzyme Stock on June 30, 2003. A total of 65,006 of these converted options are exercisable with exercise prices from $41.50 to $274.31.

(2)	Stock options vest 20% on the date of grant and 20% per year over the next four years on the anniversary of the date of grant. The grant date of the stock options is ten years prior to the option expiration date.

(3)	The following table provides information with respect to the vesting of each outstanding RSU held by the named executive officers as of December 31, 2009:

RSU Vesting Date	H. Termeer	M. Wyzga	E. Collier	D. Meeker	S. Smith	P. Wirth
May 21, 2010	21,216		4,750		4,750
May 22, 2010	22,333		5,000		5,000
May 24, 2010	67,000	15,000	15,000	8,083	15,000	15,000
May 22, 2011	22,334	15,000	5,000	15,000	5,000	15,000
May 21, 2011	21,217		4,750		4,750
May 21, 2012	21,217	14,250	4,750	14,250	4,750	14,250

Totals	175,317	44,250	39,250	37,333	39,250	44,250

(4)	The market value of RSUs is based on a price of $49.01, which was the closing price of our stock on December 31, 2009.
OPTION EXERCISES AND STOCK VESTED
for the year ended December 31, 2009

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired On	Realized on	Acquired on	Realized On
Name	Exercise (#)	Exercise ($)	Vesting (#)(1)	Vesting ($)
Henri A. Termeer	200,000	4,794,120	22,333	1,303,577
Michael S. Wyzga	0	0	0	0
Earl M. Collier, Jr.	0	0	5,000	291,850
David P. Meeker	0	0	0	0
Sandford D. Smith	0	0	5,000	291,850
Peter Wirth	232,180	8,605,264	0	0

(1)	In May 2009, Messrs. Termeer, Collier and Smith were each issued shares that vested under time vesting RSUs that were granted in 2008 under the retirement eligibility provisions of those awards.
     On February 23, 2009, Mr. Termeer entered into a Rule 10b5-1 trading plan to exercise 400,000 stock options due to expire in May 2010 and sell the exercised shares at specified prices. Mr. Termeer’s trading plan includes provisions to exercise and sell the shares at certain pre-determined dates if his limit prices are not met, in order to ensure that all of the shares are exercised and sold prior to the expiration date of the stock options. As a result of not meeting a limit order sale price, in November 2009, 200,000 shares were exercised and sold under the plan. In February 2010, an additional 100,000 shares were exercised and sold under the plan. A final transaction, to exercise and sell an additional 100,000 shares, is expected to occur before May 25, 2010.
     In December 2007, Mr. Wirth entered into a Rule 10b5-1 trading plan to exercise 232,180 stock options due to expire in January 2009 and sell the exercised shares under a limit order. Mr. Wirth’s trading plan included a provision to exercise and sell the shares at a certain, pre-determined date if his limit order price was not met, in order to ensure that all of the shares were exercised and sold prior to the expiration date of the stock options. As a result of not meeting his limit order sale price, in January 2009, all of the shares were exercised and sold under the plan.
     Mr. Wirth has entered into a Rule 10b5-1 trading plan to exercise 48,216 stock options due to expire in May 2010 and to sell the exercised shares. Dr. Meeker has entered into a Rule 10b5-1 trading plan to exercise 16,488 stock options due to expire in May 2010 and to sell the exercised shares. We expect the transactions for Mr. Wirth and Dr. Meeker to occur before May 25, 2010.
     We encourage our officers to establish Rule 10b5-1 trading plans. Given the limited times during the year when our officers are allowed to trade, transactions under a Rule 10b5-1 trading plan allow our officers to trade in our stock without becoming subject to the presumption that they are basing their trades on non-public information.
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
     Due to factors such as the timing during the year of an event, the company’s stock price and the executive’s age, any of which can affect the nature and amount of benefits provided upon the events discussed below, actual amounts paid or distributed may vary. All equity calculations in this discussion assume a stock price of $49.01, which was the closing price of our stock on December 31, 2009, the last trading day of the year.
     Termination outside of a change in control. The employment agreements for Messrs. Termeer and Wirth provide for the following payments upon termination by us without cause prior to a change in control:
•	a lump sum payment of two times the sum of his annual salary and annual cash incentive;

•	continued health, life and disability insurance and other benefits for two years from the date of termination, except to the extent comparable benefits are provided by a new employer; and

•	full vesting of all non-performance based options or RSUs under our equity incentive plans.
Assuming the employment of Messrs. Termeer and Wirth had been terminated by us without cause prior to a change in control on December 31, 2009, they would have been entitled to the following payments:

			Value of
			Accelerated
	Lump Sum		Equity Awards
	Base + Bonus ($)	Benefits ($)	($)	Total(1)
Henri A. Termeer	7,391,645	99,005	8,592,286	16,082,936
Peter Wirth	2,569,500	9,509	2,168,693	4,747,702

(1)	Cash payment amounts are based on the following components:
•	base pay using salary as of December 31, 2009 times the multiplier;

•	annual cash incentive, calculated by taking the higher of (a) the last cash incentive paid, or (b) the average of the last two cash incentives paid, times the multiplier;

•	health benefits, based on COBRA rates as of January 1, 2010; and

•	life and disability insurance premiums, based on current formula calculations.
     Termination due to death or disability. In the event that a named executive officer’s employment is terminated due to death, all non-performance based stock options would fully vest under the terms and conditions of the named executive officers’ equity awards and they would have one year from the date of termination to exercise their options unless the options otherwise would expire under their stated terms. The terms of Mr. Termeer’s and Mr. Wirth’s employment agreements also provide for accelerated vesting of non-performance based equity upon death.

     For termination of employment due to disability for Messrs. Termeer and Wirth, all non-performance based RSUs would fully vest under the terms and conditions of their employment agreements and their equity awards. For the other named executive officers, RSUs granted in 2007 would vest upon termination of employment for disability under the terms and conditions of their equity awards, but RSUs granted in 2008 and 2009 would not.
     Assuming the employment of the named executive officers had been terminated due to death or disability on December 31, 2009, they would have been entitled to accelerated vesting of equity with the following value:

		Value of
	Value of	Accelerated
	Accelerated	Equity Awards
	Equity Awards	Due to
	Due to Death	Disability
	($)	($)
Henri A. Termeer	8,592,286	8,592,286
Michael S. Wyzga	2,168,693	735,150
Earl M. Collier, Jr.	1,923,643	735,150
David P. Meeker	1,829,690	396,148
Sandford D. Smith	1,923,643	735,150
Peter Wirth	2,168,693	2,168,693
     Termination with retirement eligibility. Under the terms and conditions of the named executive officers’ equity awards, if their employment terminates for any reason other than for cause after they have reached retirement eligibility (defined as age 60 plus completion of at least five years of service), they will receive full vesting of their outstanding non-performance based stock options and will have three years from the date of termination to exercise the options unless the options would otherwise expire under their stated terms. None of our named executive officers receive any accelerated vesting for RSUs for termination with retirement eligibility. Messrs. Termeer, Collier and Smith have met the retirement eligibility definition, and assuming these executive officers had terminated their employment on December 31, 2009 other than for cause, they would have been entitled to accelerated vesting of stock options. Those accelerated stock options had no intrinsic value at December 31, 2009.
     Termination following a change in control. Under the employment agreements with Messrs. Termeer and Wirth, upon termination following a change in control of the company, by us other than for cause or disability or by Mr. Termeer or Mr. Wirth for good reason, we must:
•	make a lump sum severance payment of three times the sum of his annual salary and annual cash incentive;

•	continue life, disability, accident and health insurance coverage for three years, except to the extent comparable benefits are provided by a new employer; and

•	in certain circumstances, pay legal costs and relocation expenses associated with the termination.
     Under the severance agreements with Messrs. Collier, Smith, Wyzga and Dr. Meeker, upon termination of employment following a change in control of the company, by us without cause or by the named executive officer for good reason, we must:
•	make a lump sum severance payment of two times the sum of his annual salary and annual cash incentive;

•	continue life, disability, accident and health insurance coverage for two years following the date of termination, except to the extent comparable benefits are provided by a new employer;

•	provide outplacement services; and

•	in certain circumstances, pay legal costs and relocation expenses associated with such termination.
     In addition, under the terms and conditions of the named executive officers’ equity awards, upon a change in control they will receive full vesting of their outstanding stock options and RSUs.

     Under the named executive officer’s employment or severance agreements, as applicable, the amounts payable upon a change in control would be reduced to the extent necessary to prevent payments to each named executive officer from exceeding the limit of Section 4999 of the Code applicable to “excess parachute payments” as defined in Section 280G of the Code. Assuming the employment of our named executive officers had been terminated following a change in control of the company by us without cause or by the named executive officer for good reason on December 31, 2009, with no such reduction, they would have been entitled to the following payments:

			Value of
			Accelerated
	Lump Sum		Equity Awards
	Base+Bonus ($)	Benefits ($)	($)	Total(1)
Henri A. Termeer	11,087,468	356,008	8,592,286	20,035,762
Michael S. Wyzga	2,113,500	279,692	2,168,693	4,561,885
Earl M. Collier, Jr.	1,504,500	276,979	1,923,643	3,705,122
David P. Meeker	1,857,553	279,468	1,829,690	3,966,711
Sandford D. Smith	2,066,500	279,700	1,923,643	4,269,843
Peter Wirth	3,854,250	221,764	2,168,693	6,244,707

(1)	Cash payment amounts are based on the following components:
•	base pay using salary as of December 31, 2009 times the applicable multiplier;

•	annual cash incentive, calculated by taking the higher of (a) the last cash incentive paid, or (b) the average of the last two cash incentives paid, times the applicable multiplier;

•	health benefits, based on COBRA rates as of January 1, 2010;

•	life, accident and disability insurance premiums, based on current formula calculations;

•	outplacement services, using the maximum provided for in the agreements;

•	relocation services, based on most recent costs paid by us for executive relocation; and

•	legal fees, based on an estimate of average attorney rates and hours of estimated services needed.
Under the employment agreements with Messrs. Termeer and Wirth, and the severance agreements with Messrs. Wyzga, Collier, Smith and Dr. Meeker, a “change in control” would be deemed to have occurred if:
     (A) any person, other than Genzyme or our affiliate, becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding securities;
     (B) during any period of 24 consecutive months, the individuals who at the beginning of such period constituted our board of directors or any individuals who would be continuing directors cease for any reason to constitute a majority of our board of directors;
     (C) there is consummated a merger, share exchange or consolidation with any other company or the sale of all or substantially all of our assets (each, a business combination), other than (i) a business combination that would result in the Genzyme shareholders prior to the business combination continuing to hold a majority of the voting power of the surviving entity or (ii) a business combination effected to implement a recapitalization of the company where no person becomes the beneficial owner of 50% or more of the voting power of our then outstanding securities; or
     (D) our shareholders approve a plan of complete liquidation of the company.
RISK CONSIDERATIONS IN OUR COMPENSATION PROGRAMS
     We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the company. As discussed above in the Compensation

Discussion and Analysis, our compensation committee reviewed our policies and practices for executive officers with the help of its independent compensation consultant and the Compensation Discussion and Analysis identifies the features of our executive compensation program that mitigate the potential for inappropriate or excessive risk-taking by executive officers. The committee also reviewed an internal assessment conducted by our compensation staff and reviewed by our independent consultant regarding our compensation policies and practices for employees other than our executive officers and noted several features of our compensation program for employees that reduce the likelihood of excessive risk-taking: pay is structured to include both fixed (salary) and variable compensation (cash incentives and equity), with an emphasis on fixed compensation; bonuses under our corporate annual incentive plan have minimum payout levels and maximum payout levels are capped, all bonus eligible employees have a corporate target that is at least equal to or greater than any specific business unit target, and individual performance is a significant component of the plan; long-term incentives are granted as equity that vests over multiple years; compensation decisions for employees are subject to review at multiple levels in the company, including individual managers, business unit management, human resources, and corporate finance; and the existence of our corporate-wide ethics and compliance program.
EQUITY PLANS
     The following table provides information about shares of our stock that may be issued under our 2001 Equity Incentive Plan, 2004 Equity Incentive Plan, 2007 Director Equity Plan, Directors’ Deferred Compensation Plan and 2009 Employee Stock Purchase Plan, as of December 31, 2009:
Equity Compensation Plan Information

Number of securities
remaining available for
future issuance under
	Number of securities to be		Weighted-average	equity compensation
	issued upon exercise of		exercise price of	plans (excluding
	outstanding options,		outstanding options,	securities reflected in
	warrants and rights		warrants and rights	column (a))
Plan Category	(a)		(b)	(c)
Equity compensation plans approved by security holders	37,230,306	(1)	$48.38	8,007,563	(2)
Equity compensation plans not approved by security holders	—		—	—

Total	37,230,306		$48.38	8,007,563

(1)	Includes options outstanding assumed in the following acquisitions:

			Weighted-average
		Options	exercise
	Acquisition Date	Outstanding	price ($)
Ilex	December 2004	63,863	63.54
Focal	June 2001	1,100	245.17
Novazyme	September 2001	899	1.75
Biomatrix	December 2000	759	379.08
GelTex	December 2000	11,158	18.63
Also includes 19,354 shares in deferred compensation obligations that may be paid out in shares of our common stock.

(2)	Includes 2,452,403 shares that may be issued under our 2009 Employee Stock Purchase Plan plus 86,608 shares reserved under our Directors’ Deferred Compensation Plan.